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                            August 12, 2022

       Brandon Dong
       SVP, Capital Markets
       NWTN, Inc.
       Office 114-117, Floor 1, Building A1
       Dubai Digital Park, Dubai Silicon Oasis
       Dubai, UAE

                                                        Re: NWTN, Inc.
                                                            Registration
Statement Filed on Form F-4
                                                            Filed July 26, 2022
                                                            File No. 333-266322

       Dear Mr. Dong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed July 26, 2022

       Cover Page

   1. Please revise to disclose your response to prior comment 6 on your cover page.
       Covenants of the Parties, page 3

   2. We note your revisions in response to prior comment 21. Please revise to disclose the full dollar amount payable
if the 50% threshold were reached. Also revise to clarify if the amounts are payable
only when the 50% threshold is reached or whether the amount payable increases as
the number of exercised warrants increases. For example, what is the amount payable if 100%
of the warrants are exercised?
 Brandon Dong
FirstName LastNameBrandon Dong
NWTN, Inc.
Comapany
August 12, NameNWTN,
           2022        Inc.
August
Page 2 12, 2022 Page 2
FirstName LastName
Interests of East Stones Initial Shareholders, page 32

3. Please revise to more prominently disclose your responses to prior comments 62 and 63.
Selected Historical Financial Information, page 39

4. We note that the selected consolidated statements of operations for East Stone, there is a line item for cost of revenue and gross profit. However, the audited financial statements of East Stone reflect these as operating costs and do not reflect a gross profit subtotal.
         Please revise this section to be consistent with the audited financial statements.
Background of the Business Combination with ICONIQ, page 115

5. Please expand your revisions in response to prior comment 20 to explain the reasons for the $2.5 billion valuation proposal on March 26, 2022, which represented a decreased valuation from the initial proposals.
Financial Information and Comparable Company Analysis, page 119

6. We note your revisions in response to prior comment 23. Please revise to clarify the references to "multiple valuation references" and "valuation references from ICONIQ"
         and to explain how those references served to confirm East Stone's valuation. Please also revise to clarify how the information in the tables on pages 120 and 121 relate to East
         Stone's determination of the value of ICONIQ.
7. Your disclosure added in response to prior comment 23 implies that East Stone did not receive projected financial information from ICONIQ. If so, please revise to state so directly and clearly. If not, revise to disclose those projections, including all material assumptions and estimates underlying those projections.
Summary of the Opinion of ValueScope, Inc., as Financial Advisor to East Stone, page 124

8. Please revise to quantify the fees paid or payable to ValueScope and material relationships with ValueScope. Also file the opinion as an exhibit and include ValueScope's consent.
9. We note your response to prior comment 24. Please revise to disclose the data underlying each of ValueScope's analyses and explain how such data relates to ValueScope's conclusions.
Income Approach, page 127

10. The disclosure in the first paragraph suggests that ValueScope was not provided and/or did not use projected financial information relating to ICONIQ in conducting the analyses currently disclosed in your document. If so, revise to state so directly and disclose the projections that ValueScope generated as well as the underlying data. If not, disclose those projections.
Tax Consequences of the Business Combination, page 131
 Brandon Dong
FirstName LastNameBrandon Dong
NWTN, Inc.
Comapany
August 12, NameNWTN,
           2022        Inc.
August
Page 3 12, 2022 Page 3
FirstName LastName

11. We note your revisions in response to prior comment 25. Please revise to explicitly state that the disclosure in this section represents the opinion of named counsel. Also, given the continued use of "should" and what is "intended," it continues to appear that the tax consequences are subject to uncertainty. Therefore, please revise to describe the reasons for and degree of uncertainty and the related risks to investors. Please also file a revised
         Exhibit 8.1 that includes counsel's consent to being named in the registration statement.
Unaudited Pro Forma Combined Financial Information, page 150

12. We note your response to prior comment 28; however, it appears to us that the convertible bond agreements, aggregating $102.4 million, should be presented as a separate column in your pro forma financial statements, as they are material to your balance sheet. Refer to
         Rule 11-01(a)(8) of Regulation S-X.
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31,
2021, page 155

13. We note that the subtotal "Operating Loss" on the pro forma statement of operations excludes amounts for general and administrative expenses and research and development expenses which appear to be operating expenses. Please revise so that if you present an operating loss subtotal on the face of the pro forma statement of operations, it includes all operating expenses.
Comparative Share Information, page 158

14. We note your response to prior comment 38. However, it appears to us that book value per share for historical East Stone should be calculated by dividing total shareholders' deficit at December 31, 2021 by total East Stone ordinary shares outstanding in permanent equity at December 31, 2021. Please revise your disclosure accordingly or explain to us why you believe it is appropriate to use weighted average number of redeemable outstanding shares. Your disclosure on page 158 should also be revised to explain which shares are excluded or included in the book value per share calculation.
ICONIQ Holding Limited Financial Statements
18. Subsequent Events, page F-26

15.      We note that the auditor   s report on page F-2 includes a dual date
of July 25, 2022 for the
         disclosures regarding corrections to previously issued consolidated financial statements in
         Note 3 and subsequent events in Note 18. In this regard, please revise your footnote to also state the date through which subsequent events have been evaluated for your reissued financial statements. Refer to ASC 855-10-25-4 and ASC 855-10-50-4 for guidance.
East Stone Acquisition Corporation Financial Statements
Unaudited Financial Statements for the Interim Period Ended March 31, 2022
Note 10. Fair Value Measurements, page F-53
 Brandon Dong
FirstName LastNameBrandon Dong
NWTN, Inc.
Comapany
August 12, NameNWTN,
           2022        Inc.
August
Page 4 12, 2022 Page 4
FirstName LastName

16.      Your disclosure states that    for the period ended March 31, 2022 and
December 31, 2021
         on the statements of operations, the Company recognized an increase in the fair value of warrant liabilities of $449,000 and $775,900, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying consolidated statement of
         operations.    It appears, however, that during the period ended March
31, 2022 you
         recognized a decrease in the fair value of the warrant liabilities. Please revise your disclosure accordingly.
Note 11. Subsequent Events, page F-55

17. We note your response to prior comment 48 and the revision to your registration statement. As previously requested, please revise your disclosure to also include the details of the June 2022 PIPE Subscription Agreement disclosed in East Stone Acquisition
         Corporation   s Form 8-K furnished June 15, 2022 and in the forepart
of the Form F-4.
Exhibits

18. Please file as an exhibit the investment agreement with Jinhua Government mentioned on page 7.
General

19. We reissue prior comment 64. Please revise to remove the carve-outs from the definition of China.
20. We note your response to prior comment 51 and your planned dual-class capital structure.
         Please disclose the risks that such structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity. Please also tell us how you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-
         4; Securities Act Rules Compliance and Disclosure Interpretation
203.17.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Brandon Dong
NWTN, Inc.
August 12, 2022
Page 5




                                 Sincerely,
FirstName LastNameBrandon Dong
                                 Division of Corporation Finance
Comapany NameNWTN, Inc.
                                 Office of Manufacturing
August 12, 2022 Page 5
cc:       Jeffrey Cohen
FirstName LastName